Exhibit 99.13

January 26, 2010
Collège de France Appoints Nicholas Stern to the Sustainable Development,
Environment, Energy and Society Chair for the 2009-2010 Academic Year
In 2008, Collège de France created a chair of sustainable development, energy and societal issues. Endowed for five years, the chair is held annually by an eminent, internationally recognized figure who will lecture on core sustainable development issues such as climate change and its impact on health and the economy; the impact of human activities on water and carbon cycles; food and nutrition; biodiversity; and the future of energy. Scientific, engineering and social science aspects will be considered.
Economist Nicholas Stern, Holder of the Chair in the 2009-2010 Academic Year
The teaching faculty has appointed Nicholas Stern, Professor of Economics at the London School of Economics and Fellow of the British Academy, holder of the chair for 2009-2010. Author of the landmark Stern Review on the Economics of Climate Change, published in 2006, Dr. Stern will lecture on managing climate change and promoting growth development and fairness, all of which are closely related to the core focuses of the chair. Dr. Stern believes that “the two great challenges of the twenty-first century are the battle against poverty and the management of climate change. Unmanaged climate change will irretrievably damage prospects for development [...], and action on climate change which hinders development can never build the global coalition on which such actions depend.”
Total’s Support
The chair was created as a result of a partnership with Total.
"Total’s support is enabling Collège de France to develop an ambitious scientific policy, explore new avenues and broaden the dissemination of knowledge to new communities”, said Pierre Corvol, Director of Collège de France. “The funding will be used to organize prestigious scientific events, consult distinguished experts from France and elsewhere, and offer post-doctoral programs.”
"This cooperation is in line with our commitment to increased involvement in the fields of education and research, particularly on how climate change influences energy and sustainable development issues. For Total, this partnership is a further step forward in our corporate social responsibility process” commented Jean-Jacques Guilbaud, Total’s Chief Administrative Officer.

As is standard practice at Collège de France, courses are open to everyone. Audio-only and video versions can be downloaded in English and French at www.college-de-france.fr, which will also offer a live webcast of the inaugural lecture on February 4.
*****
Total founded its corporate university, Université Total, in 2005 to create forums for reflection and discussion on issues that can have an impact on the future of its businesses and to strengthen its ties with the academic world. www.université.total.com.
Collège de France is a public institute of higher education that combines basic research with research-oriented teaching. The institute’s 57 professors work with several hundred researchers, engineers and technicians. Chairs cover a variety of fields, including mathematics, physics, chemistry, biology, history, archeology, linguistics, Orientalism, philosophy and social sciences. Courses are open to everyone. Some courses have been available for download since 2007. www.college-de-France.fr
Contacts Médias :

Collège de France	TOTAL
Marie Chéron ou Cécile Barnier :	Sandra Dante
01 44 27 12 72 /cecile.barnier@college-de-France.fr	01 47 44 46 07 / sandra.dante@total.com
Press kit and lecture schedule available at: www.college-de-france.fr